Exhibit 99.1

PRESS RELEASE
Cascades Inc	Telephone :	(819) 363-5100
404 Marie-Victorin Blvd.	Fax :	(819) 363-5155
P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0

CASCADES TO SELL THE ASSETS OF ITS WOOD WYANT SUBSIDIARY

Kingsey Falls (Québec), March 31 – Cascades announces the sale of the sanitation products distribution and the chemical products manufacturing assets of its Wood Wyant subsidiary to a subsidiary of Groupe Sani-Marc, located in Victoriaville, Québec, for about $23.2 million.

Cascades’ decision to withdraw from the sanitation product distribution business aligns with the company’s strategic goal of focusing operations on its core sectors namely the manufacturing and the processing of tissue paper and packaging products. As such, the Wood Wyant inc. assets related to the manufacturing of tissue paper finished products, located in Pickering, Ontario, are excluded from the transaction.

Wood Wyant, with about 270 employees and 13 distribution centers, is a major sanitation product distributor in Canada. Since Wood Wyant inc. is very well established in the commercial, institutional and industrial sectors, the purchaser will pursue its distribution operations under that name.

Commenting on the transaction, Ms. Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group stated: “This sale is in line with our strategic planning which began in 2004. It will enable our Group to focus its expertise and resources on the growth of our manufacturing and conversion of tissue paper while continuing to develop its business with the entire group of distributors including Wood Wyant ”.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,800 men and women who work in some 150 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Informations:	Source:

Stéphane Mailhot	Suzanne Blanchet
Director, Corporate Communications	President and Chief Executive Officer
Cascades Inc.	Cascades Tissue Group
(819) 363-5161	Cascades Inc.
stephane_mailhot@cascades.com

Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 382-3681
marc_jasmin@cascades.com